Exhibit 12.1

EATON VANCE CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six Months Ended April 30, 2013		Year Ended October 31
(in thousands, except ratios)			2012	2011	2010	2009	2008
Pretax income, excluding equity in earnings of unconsolidated affiliates	$200,763		$403,738	$381,376	$326,961	$207,663	$322,847
Add: Fixed Charges	20,472		40,752	40,355	40,310	41,222	39,214
Distributed earnings of equity method investees	10,163		11,369	1,608	1,313	3,069	3,995
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	8,448		41,437	(17,544)	8,542	5,418	7,153

Earnings as adjusted	$222,950		$414,422	$440,883	$360,042	$246,536	$358,903

Fixed charges:
Interest expense on indebtedness	$16,250		$32,500	$32,500	$32,500	$32,500	$32,500
Amortized premiums, discounts and capitalized expenses related to indebtedness	892		1,430	1,152	1,166	1,182	1,116
Portion of rents representative of an appropriate interest factor	3,330		6,822	6,703	6,644	7,540	5,598

Total fixed charges	$20,472		$40,752	$40,355	$40,310	$41,222	$39,214

Ratio of Earnings to Fixed Charges	10.89	*	10.17	10.93	8.93	5.98	9.15

*	annualized

(1)	These ratios include Eaton Vance and its consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings of unconsolidated affiliates, less net income attributable to non-controlling and other beneficial interests, plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.